

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2024

Anna Knapman-Scott
Secretary
Brookfield Reinsurance Ltd., et al.
Ideation House, First Floor
94 Pitts Bay Road, Pembroke, Bermuda HM08

Swati Mandava
Managing Director, Legal & Regulatory
Brookfield Corporation
181 Bay Street, Suite 100
Toronto, Ontario, Canada M5J 2T3

> **Re: Brookfield Reinsurance Ltd., et al.**
> **Registration Statement on Form F-3**
> **Filed January 17, 2024**
> **File No. 333-276533**

Dear Anna Knapman-Scott:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Mile T. Kurta, Esq.